Exhibit 99.1
Toronto Stock Exchange: G
New York Stock Exchange: GG

GOLDCORP ANNOUNCES CLOSING OF GOLD EAGLE TRANSACTION
September 25, 2008 — Vancouver, BC — Goldcorp Inc. (NYSE:GG, TSX:G) and Gold Eagle Mines Ltd. (TSX:GEA) announced today that the acquisition of Gold Eagle by Goldcorp has been completed.
Under the Plan of Arrangement, shareholders of Gold Eagle were entitled to receive at their election and subject to proration either C$13.60 in cash; 0.292 of a common share of Goldcorp and $0.0001 in cash; or any combination thereof, for each Gold Eagle common share held. Gold Eagle shareholders elected to receive a cash amount greater than the maximum available according to the terms of the Plan. As a result, shareholders will receive approximately 52.7% of the cash amount that they elected or were deemed to have elected. In aggregate, C$725.8 million in cash and 15.6 million common shares of Goldcorp will be paid and issued to Gold Eagle shareholders. The common shares of Gold Eagle will be de-listed from the Toronto Stock Exchange effective at the close of markets on Tuesday, September 30, 2008.
Goldcorp’s acquisition of Gold Eagle’s Bruce Channel discovery secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada. Bruce Channel is southwest of Goldcorp’s Red Lake mine and contiguous to its Cochenour-Willans Project.
“The Gold Eagle transaction is consistent with our strategy of adding high quality gold reserves and pursuing responsible growth in the districts where we already operate,” said Kevin McArthur, Goldcorp President and Chief Executive Officer. “Our focus now turns to maximizing Red Lake’s potential through productivity initiatives, open pit opportunities, enhanced milling alternatives and exploration success already achieved at this world-class mine.”
Macquarie Capital Markets Canada Ltd. acted as financial advisor to Goldcorp and J.P. Morgan Securities Inc. acted as strategic advisor. Cassels Brock & Blackwell LLP acted as Goldcorp’s legal counsel.
Goldcorp is the lowest cost, fastest growing senior gold producer. Located entirely in the Americas, its gold production and reserves are 100% unhedged.
Cautionary Note Regarding Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of Gold Eagle’s business, properties and assets with Goldcorp, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business — Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Readers should not place undue reliance on forward-looking statements. For a more detailed discussion of such risks and other factors, please refer to Goldcorp’s website, www.goldcorp.com.
CONTACT INFORMATION:
Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com